Royal Bakery Holdings, Inc.
405 Old County Rd.
Belmont, CA 94002

August 14, 2014

VIA EDGAR
Ms. Block
Attorney Advisor
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4720

Re:	Royal Bakery Holdings, Inc. (the “Registrant”) Registration Statement on Form S-1/A (the “Registration Statement”) File No. 333-193143 Request for Acceleration of Effectiveness

Dear Ms. Block:

We filed the Registration Statement on Form S-1 on December 31, 2013 and amended it on April 25, 2014, July 2, 2014 and July 28, 2014 (“Amendment No. 3”).  Pursuant to Rule 461 under the Securities Act of 1933, as amended, the above-referenced Registrant respectfully requests acceleration of the effective date to August 14, 2014 at 16:30 (EDT) or as soon as practicable thereafter of its Registration Statement filed on Form S-1 on December 31, 2013 and amended by Amendment No. 3.

The Company acknowledges that:

(a)
should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please contact our counsel, William Rosenstadt, at 212-588-0022.

Sincerely,

Royal Bakery Holdings, Inc.

/s/ Tommy Cheung

Tommy Cheung
Chairman, Chief Executive Officer